SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

News Release

March 29, 2006 at 8:00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FI-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso to sign an agreement for co-operation with UNDP China

HELSINKI, Finland – Stora Enso (NYSE:SEO) today has signed a memorandum of understanding with the United Nations Development Programme (UNDP) to address the key findings of the environmental and social impact assessment of Stora Enso’s plantations in Guangxi Province, China. During a five-year period, Stora Enso and UNDP will co-operate to conserve biodiversity in Guangxi and to improve community well-being. The results of the environmental and social impact assessment, which is not yet a common practice for plantation projects in China, were also publicized at the signing ceremony.

According to the results of the study, there are no major environmental or social issues that could jeopardize Stora Enso’s plantation project in Guangxi. Environmental impacts identified in the study will be managed with Stora Enso’s good plantation management practices. In the social dimension, Stora Enso aims to continue and strengthen the engagement with local landholders and communities.

“Based on our experience, we firmly believe that this type of study has to be carried out in co-operation with a reliable partner to provide a transparent process where the results are published and is in line with our financial goals”, commented CFO Hannu Ryöppönen, present at the signing ceremony. “It increases the credibility of the project and it helps Stora Enso win the acceptance of stakeholders”.

For further information, please contact:

Kari Tuomela, President, Guangxi Stora Enso Forestry, tel. +86 771 553 5661

Markku Pentikäinen, Executive Vice President, Stora Enso Asia Pacific,

tel. +86 1376 430 0175

Eija Pitkänen, Vice President, Sustainability Communications and CSR, tel. +358 2046 21348

Kari Vainio, Executive Vice President, Corporate Communications, tel. +44 7799 348 197

www.storaenso.com

www.storaenso.com/sustainability

Previous press releases concerning Stora Enso’s plantations in Guangxi Province, China can be found at www.storaenso.com/press

•	November 10, 2005, Stora Enso strengthens its presence in Guangxi

•	June 10, 2005, Stora Enso signs loan agreement with International Financing Corporation

•	March 31, 2005, UNDP to Assess Environmental and Social Impact of a Forestry Investment Project in Guangxi, China

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 29, 2006	STORA ENSO CORPORATION

		By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

		By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel